Mail Stop 3233
                                                           September 19, 2018

Via E-mail
Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
Suite C-1505, Saidun Center
Xikang Road, Heping District, Tianjin
People's Republic of China

       Re:     MDJM LTD
               Amendment No. 1 to Registration Statement on Form F-1 Filed September 7, 2018
               File No. 333-226826

Dear Mr. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 38

   1. We note that the total of the line items in the table for both the minimum offering and the maximum offering exceed the estimated net offering proceeds in both cases. Please revise.

Capitalization, page 40

   2. Please revise the number of shares underlying the warrants issued to the underwriters to be consistent with the disclosure in the fee table and the underwriting section.
 Siping Xu, Chairman and Chief Executive Officer
MDJM LTD
September 19, 2018
Page 2


Dilution, page 41

   3. In the table, the line item "As adjusted net tangible book value per Ordinary Share attributable to payments by new investors" represents the total amount of adjusted net tangible book value per ordinary share, not the amount attributable to purchases by new investors. Please revise to reconcile the table to the narrative disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202)551-3432 or Kristi Marrone at
(202)551-
3429 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401with any other questions.


                                                           Sincerely,

                                                           /s/ Jennifer
Gowetski

                                                           Jennifer Gowetski
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities


cc: Ying Li, Esq. (via e-mail)